FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of  November 2003
Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F. X     Form 40-F.
                                    ---              ---


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           -----------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No X
                                   ---     ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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


The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:


Consolidated financial statements prepared in accordance with international financial reporting standards as of September 30, 2003 (see enclosure).


More than a twofold increase in profit for the CEZ group

This year, the group of the energy corporation, CEZ, has generated a net profit under International Financial Reporting Standards (IFRS) of CZK 13.201 billion, compared to CZK 6.525 billion for the same period last year.

However, the key factor for this rapid growth of profit is to be seen in the sale of a 66% share in EEPS (a transmission network operator), where the difference between the purchase price and the declining balance (residual value) reached CZK 10.8 billion. Further aspects were the wholly reshaped structure of the CEZ group and growth in electricity sales.

Revenues increased by CZK 18.5 billion (or 47 percent) to CZK 58 billion. Expenses increased to CZK 48.9 billion from last year's CZK 31.2 billion, primarily due to the impact of the strengthening of the CEZ group (in that the business of regional energy distribution companies has newly been incorporated in the group) and the increased number of depreciations in connection with putting the nuclear plant, Temelin, into trial operation.

The CEZ Group now comprises 94 firms, of which 33 account for the consolidated (group) results of the CEZ Group.


Ladislav Kriz
Press Officer CEZ, a. s.


Additional information is available at www.cez.cz - English version - For investors/Economic results

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     CEZ, a. s.

                                               ------------------------
                                                    (Registrant)

Date:  November 28, 2003


                                                  /s/ Libuse Latalova
                                               By:
                                                  -------------------------
                                                       Libuse Latalova
                                                Head of Finance Administration
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     (Consolidated Income Statement in accordance with IFRS)



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                                                            2001               2002               1-9/2003
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
Operating revenues                                         56,055             55,578                58,046
Sales of electricity                                       53,300             52,938                54,955
Heat sales and other revenues                               2,755              2,640                 3,091

Operating expenses                                         41,377             44,324                48,888
Fuel                                                       13,220             12,894                10,626
Purchased power and related services                        6,389              7,328                13,231
Repairs and maintenance                                     3,476              3,847                 2,583
Depreciation and amortization                               9,366             11,721                12,094
Salaries and wages                                          3,946              3,854                 5,453
Nuclear decommissioning and fuel storage                    x                  x                     x
Materials and supplies                                      1,851              1,838                 2,422
Costs of ash storage, air and water pollution
and environmental claims                                    x                  x                     x
Other operating expenses/income, net                        3,129              2,842                 2,479

Income before other expense/income and                     14,678             11,254                 9,158
income taxes

Other expenses/income                                       1,386               -542               -10,290
Interest on debt, net of capitalized interest                 796                582                 1,208
Interest on nuclear provisions                              1,463              1,532                 1,253
Interest income                                              -177               -149                  -260
Foreign exchange rate losses/gains, net                    -2,110             -3,340                -1,266
Gain on sale of subsidiary                                                                         -10,771
Other expenses/income, net                                  1,774              1,330                   110
Income from associates                                       -360               -497                  -564

Income before income taxes                                 13,292             11,796                19,448

Income taxes                                                4,169              3,375                 6,103

Income after income taxes                                   9,123              8,421                13,345

Minority interests                                                                                     144

Net income                                                  9,123              8,421                13,201
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
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     (Consolidated Balance Sheet in accordance with IFRS)


   ------------------------------------------------------------------------------------------------------
                                                         k 31.12.01      k 31.12.02       k 30.9.03
   ------------------------------------------------------------------------------------------------------
   Assets                                                       229,027        231,465           293,849

   Fixed assets                                                 217,391        216,112           257,718

   Plant in service                                             180,252        242,338           349,609
   Less accumulated provision for depreciation                   92,614        103,355           141,315
   Net plant in service                                          87,638        138,983           208,294
   Nuclear fuel, at amortized cost                                5,967          7,931             9,816
   Construction work in progress                                111,929         56,513            11,777
   Investment in associates                                       5,518          5,880            10,414
   Investments and other financial assets, net                    5,195          5,631             8,896
   Intangible assets, net                                         1,144          1,174             8,518
   Deferred tax assets                                                                                 3

   Current assets                                                11,636         15,353            36,131

   Cash and cash equivalents                                      2,280          4,225             2,187
   Receivables, net                                               3,933          4,117            20,800
   Income tax receivable                                                         1,994             1,738
   Materials and supplies, net                                    2,489          2,464             3,571
   Fossil fuel stock                                                657            618               901
   Other current assets                                           2,277          1,935             6,934

   Shareholders' equity and liabilities                         229,027        231,465           293,849

   Shareholders' equity                                         136,726        143,675           154,880

   Stated capital                                                59,050         59,041            59,138
   Retained earnings                                             77,676         84,634            95,742

   Minority interests                                                                              8,408

   Long-term liabilities                                         64,477         59,595            60,961

   Long-term debt, net of current portion                        43,081         35,729            32,231
   Accumulated provision for nuclear
   decommissioning and fuel storage                              21,396         23,866            24,230
   Other long-term liabilities                                                                     4,500

   Deferred taxes liability                                       9,870         12,541            20,145

   Current liabilities                                           17,954         15,654            49,455

   Short-term loans                                                 514                            1,044
   Current portion of long-term debt                              5,126          4,235             6,414
   Trade and other payables                                       8,651          8,934            33,307
   Income tax payable                                               953            256                12
   Accrued liabilities                                            2,710          2,229             8,678
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

     Consolidated Cash Flow Statement in accordance with IFRS

                                                                                 -------------------------------------
                                                                                   1-12/2001   1-12/2002   1-9/2003
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
Operating activities:
Income before income taxes                                                            13,292     11,796      19,448
Adjustments to reconcile income before income taxes to
net cash provided by operating activities:
 Depreciation and amortization and asset write-offs                                    9,429     11,735      12,098
 Amortization of nuclear fuel                                                          1,644      2,071       2,506
 Gain/Loss in fixed assets retirements                                                    50       -363     -11,181
 Foreign exchange rate loss (gain)                                                    -2,110     -3,340      -1,266
 Interest expense, interest income and dividends income, net                             555        356         627
 Provision for nuclear decommissioning and fuel storage                                  387        641         299
 Provisions for doubtful accounts, environmental claims
 and other adjustments                                                                   217        -53         592
 Income from associates                                                                 -360       -497        -564
 Changes in assets and liabilities:                                                      913        107       3,450
   Receivables                                                                        -1,034       -211       4,216
   Materials and supplies                                                                 48         38        -471
   Fossil fuel stocks                                                                     56         39        -265
   Other current assets                                                                 -387        340         397
   Trade and other payables                                                            1,809        264      -1,224
   Accrued liabilities                                                                   421       -363         797
Cash generated from operations                                                        24,017     22,453      26,009
 Income taxes paid                                                                    -1,820     -3,395         -66
 Interest paid, net of interest capitalized                                             -744       -434      -1,174
 Interest received                                                                       178        149         264
 Dividends received                                                                      131        210         536
Net cash provided by operating activities                                             21,762     18,983      25,569

Investing activities:
Acquisition of subsidiaries and associations, net of cash                                                   -25,129
Proceeds from disposal of a subsidiary, net of cash                                                          12,208
Additions to property, plant and equipment
and other non-current assets                                                         -15,318    -10,330     -18,480
Loans made
Proceeds from sales of fixed assets                                                      163      1,007       9,080
Change in decommissioning nad other restricted funds                                    -788       -594        -494
Repayments of loans
Total cash used in investing activities                                              -15,943     -9,917     -22,815

Financing activities:
Proceeds from borrowings                                                               6,737      8,446      17,252
Payments of borrowings                                                               -11,776    -13,864     -19,508
Proceeds from other long-term liabilities                                                                       132
Payments of other long-term liabilities                                                                         -28
Dividends paid to group shareholders                                                  -1,174     -1,480      -2,640
Dividends paid to minority interests                                                                           -214
Acquisition/sale of treasury shares                                                     -159         -4          93
Proceeds from issuance of share capital
Total cash provided by (used in) financing activities                                 -6,372     -6,902      -4,913

Net effect of currency translation in cash                                               -89       -219         -38

Net increase/decrease in cash and cash equivalents                                      -642      1,945      -2,197
Cash and cash equivalents at beginning of period                                       2,922      2,280       4,225
Effect of change in group structure on opening balance of cash and cash
equivalents                                                                                                     159
Cash and cash equivalents at beginning of period,
as restated                                                                                                   4,384
Cash and cash equivalents at end of period                                             2,280      4,225       2,187
Kontrola:                                                                                  0          0           0

Supplementary cash flow information
Total cash paid for interest                                                           3,527      2,562       1,953
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

     (Consolidated Statement of Shareholders' Equity in accordance with IFRS)

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                                                           Stated      Translation   Fair Value and  Retained        Total
                                                           Capital     Differences   Other Reserves  Earnings        Equity
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
December 31, 2001                                            59,050                                   77,676          136,726
Additional paid-in capital                                       12                                                       12
Dividends declared                                                                                    -1,480          -1,480
Net Income for period 1-9/2002                                                                         6,525           6,525
September 30, 2002                                           59,062                                   82,721         141,783
Acquisition of treasury shares                                 -181                                                     -181
Sale of treasury shares                                         160                                       17             177
Net Income for period 10-12/2002                                                                       1,896           1,896
December 31, 2002, as previously reported                    59,041                                   84,634         143,675
Change in accounting policy - effect of change
in group structure                                                                                       638             638
January 1, 2003, as restated                                 59,041                                   85,272         144,313
Dividends declared                                                                                    -2,657          -2,657
Returned dividends on treasury shares                                                                      4               4
Sale of treasury shares                                          97                                       -4              93
Share on equity movements of associates                                                                   -9              -9
Change in fair value of available-for-sale
financial assets recognized in equity                                                    -52                             -52
Net Income for period 1-9/2003                                                                        13,201          13,201
Other movements                                                                1                         -14             -13
September 30, 2003                                           59,138            1         -52          95,793         154,880
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